9-11, avenue Arago
F 78191 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

03 SEP 22 AM 7:21

Secrétariat général

03032163

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, September 12, 2003

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

Very truly yours,

p. o.

Cécile Gul

dlw 9/23

PROVIMI

ON TOP OF THE FEED CHAIN

Provimi : a first half-year affected by difficult trading conditions

Paris/Rotterdam September 12, 2003

The Provimi Group (listed on the Euronext *Premier marché* in Paris, member of SBF 120, MidCAC and Next 150), one of the global leaders in the animal nutrition business, today announces its results for the first half of 2003. Sales were EUR 755.1 million, an increase of 6.3% compared to the same period last year. As the Group had already announced at the beginning of July, operating profit suffered from a generally difficult trading environment, complicated by several external events such as the avian flu crisis, and adverse exchange rate developments, particularly the dollar and zloty. As a result, operating profit decreased by 20.3% compared to the first half of 2002, to EUR 38.0 million. Net income - group share was EUR 1.8 million, compared to EUR 8.4 million in the equivalent period last year.

Key Figures (in million €)			
	30/06/2002	**30/06/2003**	**Change**
Sales	710.4	**755.1**	+ 6.3%
Operating profit	47.7	**38.0**	-20.3%
Net financial result	-20.3	**-18.8**	+ 7.4%
Pre-tax income from continuing operations	27.4	**19.2**	-29.9%
Net income - group share	8.4	**1.8**	-78.6%
Shareholders' equity	514.5	**527.6**	
Net financial debt	455.3	**492.8**	
Gearing	0.89	**0.93**	

Sector Information	**Sales**		**Operating profit**	
	30/06/2002	**30/06/2003**	30/06/2002	**30/06/2003**
USA	114.8	**82.8**	11.1	**6.7**
France	72.7	**69.9**	4.0	**6.2**
Poland	120,1	**205.1**	9.6	**7.0**
Rest of Europe	311.3	**304.6**	17.7	**14.7**
Rest of the world	91.5	**92.7**	5.3	**3.4**
Total	710.4	**755.1**	47.7	**38.0**

- First half **net sales** were up EUR 44.7 million, an increase of 6.3% compared to the previous year. This increase can be explained by the acquisitions that contributed up to 135 million euros to sales, of which EUR 85 million from Rolimpex in Poland. Sales in the USA decreased because of unfavourable exchange rates and a weak swine market. In France and the Rest of Europe,

sales marginally went down as the low dollar, the Iraq war, the avian flu and SARS hampered exports.

- **Operating profit** amounted to EUR 38.0 million, a decrease of 20.3% over the same period of last year. Excluding the addition of Rolimpex, results in Poland were lower due to the weakness of underlying markets of poultry and pork. Results in all other areas, except France, were weaker for the same reasons as mentioned under sales. In addition, the fish feed sector, in spite of positive signs in South America, remains under pressure as a result of low fish prices and high raw material cost.

- **Net income - group share** basically reflects the decrease of operating earnings, partially offset by improved financial results, exceptional items and a tax rate slightly below last year's average.

- **The net debt to equity ratio** stands at 0.93 compared to 0.89 at 30 June 2002 and 0.88 at 31 December 2002.

Nomination

During its meeting of 10 September 2003 the Board has elected Mr Yves René Nanot, Chairman and CEO of Ciment Français, as an independent director.

Outlook

As announced earlier, Provimi has launched a cost reduction programme across the entire Group. This should start to bear fruit in the second half of 2003, which traditionally is the most favourable period for the Group's activities. A number of countries have already recorded satisfactory results and certain markets are showing signs of improvement. However, the Group's profit for the total year will continue to be affected by the difficulties it has experienced the first six months of 2003.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and had sales in 2002 of over € 1.5 billion. Provimi has 95 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets.

For further information, please contact:
Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04 or + (31) 10 423 95 85

Press relations:
Miriam ter Braak: + (31) 10 4 23 96 33, or mobile + (31) 6 511 23 766
Citigate First Financial, Floor van Maaren: + (31) 20 575 4078,
or mobile + (31) 6 29597746

This press release and the semi-annual report 2003 are available upon request at the company's head office. These documents and the presentation of the half-year results can be downloaded from the Group's website: **http://www.provimi.com**